Exhibit 23.02

Consent of Independent Registered Public Accounting Firm

Board of Directors

Telzuit Medical Technologies, Inc.

Orlando, Florida

As independent registered certified public accountants, we hereby consent to the incorporation by reference in this Registration Statement on Form SB-2 of our report dated October 26, 2006, with respect to the consolidated balance sheets of Telzuit Medical Technologies, Inc. and subsidiaries as of June 30, 2006, and the related consolidated statements of operations, changes in stockholders’ equity (deficit), and cash flows for the twelve month period ending June 30, 2006, as well as the fiscal year 2006 information included in the from inception columns of the statements of operations and cash flows. We also consent to the reference to us under the heading “Experts” in such Registration Statement.

Cross, Fernandez & Riley, LLP

Orlando, Fl.

November 7, 2006